UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                               RIVIANA FOODS INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    769536103
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ].

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CUSIP No. 769536103                    13G                     Page 2 of 4 Pages

1) NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles R. Godchaux
   ###-##-####

2) CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
   (a)    Not Applicable
   (b)    Not Applicable

3) SEC USE ONLY

4) CITIZENSHIP OR PLACE OF ORGANIZATION
   United States

NUMBER OF SHARES      5)   SOLE VOTING POWER                       568,500
BENEFICIALLY OWNED    6)   SHARED VOTING POWER                   5,837,000
BY EACH REPORTING     7)   SOLE DISPOSITIVE POWER                  568,500
PERSON WITH:          8)   SHARED DISPOSITIVE POWER              5,837,000
                      9)   AGGREGATE AMOUNT BENEFICIALLY         6,405,500
                           OWNED BY EACH REPORTING PERSON
                      10)  CHECK IF THE AGGREGATE AMOUNT         Not Applicable
                           IN ROW (9) EXCLUDES
                           CERTAIN SHARES
                      11)  PERCENT OF CLASS REPRESENTED BY       40.5%
                           AMOUNT IN ROW 9
                      12)  TYPE OF REPORTING PERSON              IN

ITEM 1(A).     NAME OF ISSUER:
               Riviana Foods Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               2777 Allen Parkway
               Houston, Texas  77019

ITEM 2(A).     NAME OF PERSON FILING:
               Charles R. Godchaux

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               P. O. Box 278
               Abbeville, Louisiana  70511

ITEM 2(C).     CITIZENSHIP:
               United States

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CUSIP No. 769536103                    13G                     Page 3 of 4 Pages


ITEM 2(D).     TITLE OF CLASS OF SECURITIES:
               Common Stock, par value $1.00 per share

ITEM 2(E).     CUSIP NUMBER:
               769536103

ITEM 3. IF THIS STATEMENT IF FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B CHECK WHETHER THE PERSON FILING IS A:
               Not Applicable

ITEM 4.        OWNERSHIP
               (A)    AMOUNT BENEFICIALLY OWNED:
                      6,405,500 shares

               (B)    PERCENT OF CLASS:
                      40.5%

               (C)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                      (i)   Sole power to vote or to direct the vote
                            24,000 shares
                      (ii)  Shared power to vote or to direct the vote
                            5,837,000 shares.  See Item 6 below.
                      (iii) Sole power to dispose or to direct the disposition
                            of 24,000 shares
                      (iv) Shared power to dispose or to direct the disposition of 5,837,000 shares

               The amount of shares shown as beneficially owned in Item 4(a) above also includes 12,000 shares owned of record by Mr. Godchaux's wife who exercises sole voting and investment authority with respect thereto, and as to which Mr. Godchaux disclaims beneficial ownership.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
               Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON The 5,837,000 shares identified in Items 4(c)(ii) and (iv) above are owned of record by the Abbeville Family Partnership, L.P. (the "Limited Partnership"), with respect to which Mr. Godchaux, in his capacity as President of a corporate general partner of the Limited Partnership, shares voting and investment authority with two other general partners. The Limited Partnership has the right to receive the dividends from, and the proceeds from the sale of, said shares.

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CUSIP No. 769536103                    13G                     Page 4 of 4 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
              Not Applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
              Not Applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP
              Not Applicable.

ITEM 10.      CERTIFICATION
              Not Applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 Dated:  February 13, 1997

                                                 /S/ CHARLES R. GODCHAUX
                                                 Charles R. Godchaux